August 20, 2026

VIA EDGAR

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:	TOUCHSTONE ETF TRUST, File No. 811-23789

TOUCHSTONE FUNDS GROUP TRUST, File No. 811-08104

TOUCHSTONE STRATEGIC TRUST, File No. 811-03651

TOUCHSTONE VARIABLE SERIES TRUST, File No. 811-08416

Ladies and Gentlemen:

On behalf of Touchstone ETF Trust, Touchstone Funds Group Trust, Touchstone Strategic Trust and Touchstone Variable Series Trust (each, a “Trust” and together, the “Trusts”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Rider increasing the Limit of Liability for the Fidelity Bond for the Trusts and other joint insureds which was filed with the Commission on April 10, 2026; and

2.	A Secretary’s Certificate certifying to the resolutions approved by the Board of Trustees of the Trusts in which a majority of the Trustees who are not “interested persons” of the Trusts as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Rider and the portion of the premium to be paid by the Trusts (attached as Exhibit A); and

3.	A copy of the Allocation Agreement, by and among the Trusts, pursuant to paragraph (f) of Rule 17g-1 (attached as Exhibit B).

If each Trust had not been named as a co-insured under the Joint Insured Bond Agreement, each Trust would have maintained a single-insured bond in the amounts below as required under paragraph (d) of the Rule.

Touchstone Funds Group Trust	$2,500,000
Touchstone Strategic Trust	$2,500,000
Touchstone ETF Trust	$1,500,000
Touchstone Variable Series Trust	$750,000

The additional premium of $3,459 for the Rider was paid for the period June 30, 2026 through April 1, 2027. An allocation to each series of each Trust of a portion of the premium under the Rider will be made in accordance with the relative net assets of each such series.

Please contact me at (513) 357-4076 if you have any questions.

Sincerely,

/s/ Simon Berry

Simon Berry

Secretary of the Trusts

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Touchstone Strategic Trust		201089126B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 30, 2026	April 1, 2026 to April 1, 2027	/S/ Matthew MacKenzie

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective June 30, 2026, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$8,250,000
Insuring Agreement C-	ON PREMISES	$8,250,000
Insuring Agreement D-	IN TRANSIT	$8,250,000
Insuring Agreement E-	FORGERY OR ALTERATION	$8,250,000
Insuring Agreement F-	SECURITIES	$8,250,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$8,250,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$8,250,000
Insuring Agreement J-	COMPUTER SECURITY	$8,250,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0004.0-02 (10/08)

 EXHIBIT A

SECRETARY’S CERTIFICATE

I, Simon Berry, Secretary of the Touchstone ETF Trust, Touchstone Funds Group Trust, Touchstone Strategic Trust and Touchstone Variable Series Trust (each a “Trust” and together the “Trusts”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trusts, at a meeting duly called and held on August 20, 2026:

RESOLVED, that the amendment to the joint fidelity bond issued by ICI Mutual Insurance Company, as described at this Meeting (the “Amendment”), is reasonable in form and amount and that the Amendment is ratified; and it is

FURTHER RESOLVED, that the premium for the Amendment paid by the Trusts is ratified.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 20th day of August, 2026.

/s/ Simon Berry
Simon Berry
Secretary of the Trusts

 EXHIBIT B

ALLOCATION AGREEMENT

AGREEMENT made as of this 1st day of April 2026, by and among Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Variable Series Trust and Touchstone Funds Group Trust (collectively, the “Funds”), all open-end investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act (“Rule 17g-1”), the Funds are required to maintain a fidelity bond against larceny and embezzlement, covering certain of their officers and employees; and

WHEREAS, Rule 17g-1 provides that where the shares of two or more investment companies are distributed by the same person, such investment companies may enter into a joint fidelity bond with each other (a “Joint Insured Bond”); and

WHEREAS, the Funds have entered into such a Joint Insured Bond with ICI Mutual Insurance Company in accordance with Rule 17g-1 (such Joint Insured Bond as it is currently constituted and as it may be amended from time to time being hereinafter referred to as the “Bond”); and

WHEREAS, Rule 17g-1 provides that the amount of insurance coverage under a Joint Insured Bond shall be at least equal to the sum of the total amount of coverage which each party to such bond would have been required under Rule 17g-1 to provide and maintain individually; and

WHEREAS, the Funds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that two or more of the Funds suffer loss and consequently are entitled to recover under the Bond;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Funds agree as follows:

I. Definitions

A. Minimum Coverage Requirement - the minimum amount of insurance coverage required to be maintained on a current basis by each of the Funds, such amount being based upon their respective gross assets and being determined as of the close of the most recent fiscal quarter in accordance with the table set forth in paragraph (d) of Rule 17g-1 as it may from time to time be amended by the Securities and Exchange Commission.

B. Fidelity Coverage - the total amount of coverage provided under the Bond.

C. Actual Loss - the total amount of pecuniary loss suffered by a Fund under circumstances covered by the terms of the Bond without regard to whether the amount of Fidelity Coverage is sufficient to enable such Fund to recover the total amount of such pecuniary loss.

D. Excess Coverage - the amount by which the Fidelity Coverage exceeds the amount of the combined Minimum Coverage Requirements of the Funds suffering Actual Loss.

II. The Amount of the Bond

It shall be the intent of the Funds that the amount of the Fidelity Coverage at all times shall be at least equal to the amount of the combined Minimum Coverage Requirements of the Funds.

III. Allocation of Recovery Under the Bond

In the event Actual Loss is suffered by any two or more of the Funds, any recovery under the Bond will be allocated among such Funds in the following manner:

a. If the Fidelity Coverage exceeds or is equal to the amount of the combined Actual Losses of the Funds suffering Actual Loss, then each such Fund shall be entitled to recover the amount of its Actual Loss.

b. If the amount of Actual Loss of each Fund suffering Actual Loss exceeds its Minimum Coverage Requirement and the amount of the Funds’ combined Actual Losses exceeds the Fidelity Coverage, then each Fund shall be entitled to recover (i) its Minimum Coverage Requirement, and (ii) to the extent there exists Excess Coverage, the proportion of the Excess Coverage which its Minimum Coverage Requirement bears to the amount of the combined Minimum Coverage Requirements of the Funds suffering Actual Loss; provided, however, that if the Actual Loss of any of such Funds is less than the sum of (i) and (ii) of this subpart (b), then such difference shall be recoverable by the other Funds in proportion to their relative Minimum Coverage Requirements.

c. If (i) the amount of Actual Loss suffered by any Fund is less than or equal to its Minimum Coverage Requirement, (ii) the amount of Actual Loss of the other Funds exceeds its or their Minimum Coverage Requirement(s) and (iii) the amount of the combined Actual Losses of the Funds exceeds the Fidelity Coverage, then any Fund which has suffered an amount of Actual Loss less than or equal to its Minimum Coverage Requirement shall be entitled to recover its Actual Loss. If only one other Fund has suffered Actual Loss, it shall be entitled to recover the amount of the Fidelity Coverage remaining. If more than one other Fund has suffered Actual Loss in excess of the remaining coverage, they shall allocate such remaining coverage in accordance with Section III(b) of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Funds have executed this Agreement on the date above mentioned.

TOUCHSTONE STRATEGIC TRUST		TOUCHSTONE VARIABLE SERIES TRUST

By:	/s/ Terri Lucas	By:	/s/ Terri Lucas
Name:	Terri Lucas Title: Treasurer and Controller	Name:	Terrie Wiedenheft Title: Treasurer and Controller

TOUCHSTONE FUNDS GROUP TRUST		TOUCHSTONE ETF TRUST

By:	/s/ Terri Lucas	By:	/s/Terri Lucas
Name:	Terrie Wiedenheft Title: Treasurer and Controller	Name:	Terrie Wiedenheft Title: Treasurer and Controller